

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

March 11, 2008

<u>VIA U.S. MAIL AND FAX (704) 873 - 1275</u>

D. Michael Parker
Chief Financial Officer
Kewaunee Scientific Corporation
2700 West Front Street
Statesville, North Carolina 28677

> **Re:** **Kewaunee Scientific Corporation**
> **Form 10-K for the year ended April 30, 2007**
> **Filed July 18, 2007**
> **File No. 000-05286**

Dear Mr. Parker:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended April 30, 2007

Consolidated Statements of Cash Flows, page 23

1.   We note on page 26 that the financial statements of your foreign subsidiaries are
      measured using the local currency as the functional currency.

      • Tell us how you complied with paragraph 25 of SFAS 95 in presenting the effect of
        exchange rate changes on cash balances held in foreign currencies as a separate part
        of the reconciliation of the change in cash and cash equivalents in your statements of
        cash flows.

      • Tell us the amounts you would have separately reported in each period presented and
        revise the statements to comply with that guidance in all future filings.

Note 1 – Summary of Significant Accounting Policies, page 24

Sales Recognition, page 25

2.   We note the disclosures relating to your accounting for multiple element arrangements.
      Please refer to paragraphs 12 and 16 of EITF 00-21 and address the following:

      • Confirm to us that where there is objective and reliable evidence of fair value for both
        the product sold and installation services to be provided, you allocate the arrangement
        consideration based on their relative fair values.

      • Tell us how you have obtained objective and reliable evidence of fair value for each
        of these units. In this regard, please note that as noted in paragraph 16 of EITF 00-21,
        contractually stated prices for individual products and/or services in an arrangement
        with multiple deliverables should *not* be presumed to be representative of fair value.

      • Tell us what is meant by the disclosure that you use the residual method when the
        arrangement does not indicate fair value of the product sale and explain how this is
        consistent with the guidance in paragraph 12 of EITF 00-21 that the residual method
        should be used only in situations where there is objective and reliable evidence of the
        fair value of the undelivered items in an arrangement but there is no such evidence for
        the delivered item.

      • Revise the note in future filings to clearly disclose a policy that is consistent with the
        guidance in EITF 00-21. Provide us with your planned revised disclosure.

Earnings Per Share, page 26

3.   In future filings, revise the note to provide the reconciliation of the denominators of basic and diluted per share computations. See paragraph 40 of SFAS 128.

Exhibit 31

4.   Please note that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the <u>exact</u> form set forth in Item 601(b)(31) of Regulation S-K except as otherwise indicated in the Commission statements and interpretative releases. We note, for example, that you used the term "annual report" instead of the word "report" and included the title of the certifying individual when identifying the individual at the beginning the certification. In future filings, please revise your certifications to fully comply with Item 601(b)(31) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

D. Michael Parker
Kewaunee Scientific Corporation
March 11, 2008
Page 4

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3671 if you have questions regarding these comments.

                      Sincerely,

                      Martin James
                      Senior Assistant Chief Accountant